Exhibit 99.1

CI Financial Enters Pennsylvania with Acquisition of US$2.6-billion Radnor Financial Advisors

CI continues U.S. wealth management expansion with 19th acquisition, deepening its Mid-Atlantic presence and boosting total assets to C$298 billion

TORONTO & WAYNE, Pa.--(BUSINESS WIRE)--June 28, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) today announced an agreement to acquire Radnor Financial Advisors (“Radnor”), a comprehensive wealth and investment management firm serving primarily high-net-worth families in the Greater Philadelphia region.

Radnor, based in Wayne, Pa., brings approximately US$2.6 billion to CI’s fast-growing U.S. registered investment advisor (“RIA”) platform, which now has a national presence with offices across the country. This and one other recently announced transaction are expected to increase CI’s U.S. assets to approximately US$68 billion.

“Radnor Financial Advisors is an exemplary RIA that is well recognized for its best-in-class client service and team,” said Kurt MacAlpine, CI Chief Executive Officer. “For over 30 years, Radnor has delivered a suite of services that encapsulate wealth and investment management. We look forward to helping them expand their services and continue to deliver for their incredible client base.”

From its founding in 1989, Radnor has primarily catered to high-net-worth individuals and families and established a niche in serving senior corporate executives. Because of the firm’s client base, it has developed a specialty in executive compensation and financial planning. Additionally, Radnor has built a team that includes a comprehensive accounting and income tax division, and fiduciary income tax-return preparation services.

“Advanced capabilities in tax advice and preparation are extremely valuable for high-net-worth clients and Radnor’s expertise in this area will be a great addition to our platform,” said Mr. MacAlpine.

“We are excited to join the growing CI network of like-minded firms to continue Radnor’s growth, with a clear focus on providing superior client service, maintaining a fiduciary responsibility and expanding professional opportunities for our staff,” said Michael Mattise, Managing Partner, President and Chief Investment Officer of Radnor.

“As a firm with a close-knit, family-like atmosphere and an eye toward multigenerational service and stability, we feel that partnering with CI builds on our over 30-year history and will provide a strong path forward for our clients, team and business partners. We look forward to leveraging the resources, infrastructure and deep expertise that will come from being part of the CI family while continuing to offer the exceptional client experience that we have become known for.”

Emigrant Partners, LLC/Fiduciary Network, LLC (“Emigrant Partners”), supported the transaction and is selling its minority interest in Radnor to CI.

“We continue to deepen our working relationship with CI Financial, which has become a dominant player as a majority acquirer,” said Karl Heckenberg, Chief Executive Officer of Emigrant Partners. “CI and Emigrant have complementary business models and it’s exciting to see the types of opportunities we can create for RIAs looking to achieve specific objectives. We’ve enjoyed an incredible relationship with the Radnor team and we believe their next 30 years will be even more successful than the last 30.”

The acquisition marks CI’s 19th in the U.S. (including acquisitions by CI-affiliated RIAs) since January 2020, making it one of the country’s fastest-growing wealth management platforms. Following the completion of all outstanding transactions, CI’s total assets are expected to reach US$247 billion (C$298 billion).

All asset amounts are as at May 31, 2021.

This transaction is expected to close in the third quarter of 2021, subject to regulatory approval and other customary closing conditions. Radnor was advised by Alston & Bird LLP and CI was advised by Hogan Lovells US LLP. Financial terms of this transaction were not disclosed.

About Radnor Financial Advisors

Radnor Financial Advisors is a leading independent, fee-only wealth management firm in the Philadelphia area that specializes in providing comprehensive financial planning, investment management, strategic tax planning and accounting services. Founded in 1989 with an emphasis on senior corporate executives, Radnor Financial Advisors has grown to provide individualized service to a variety of high-net-worth individuals and families across all life stages, seeking to positively impact their clients' lives.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$288.3 billion (US$239.0 billion) in client assets as of May 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisition of each of Radnor and Dowling & Yahnke, LLC will be completed and their asset levels will remain stable, the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com